12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
October 11, 2023	Dubai	San Diego
	Düsseldorf	San Francisco
VIA EDGAR	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
Daniel Crawford	London	Tel Aviv
Office of Life Sciences	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Boundless Bio, Inc.

Draft Registration Statement on Form S-1

Submitted September 1, 2023

CIK No. 0001782303

Dear Mr. Crawford:

We are in receipt of the Staff’s letter dated September 29, 2023 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Boundless Bio, Inc. (“Boundless” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

October 11, 2023

Draft Registration Statement on Form S-1 submitted on September 1, 2023

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and throughout your Prospectus stating, among other things, that your product candidates demonstrated “potent” inhibition and showed “substantial . . . anti-tumor activity[.]” Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are effective, as determinations of efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw such conclusions.

Boundless’ Response: The Company has revised the disclosure throughout the Amended Registration Statement to remove the above references and related terms in response to the Staff’s comment.

2.	Please revise pages 2 and 103 to provide the basis for your belief that you “are the world’s leading ecDNA experts” and that Dr. Paul Mischel is “the globally recognized leader in the ecDNA field.”

Boundless’ Response: The Company has revised pages 2 and 104 of the Amended Registration Statement in response to the Staff’s comment.

3.	Please revise to define “synthetic lethal” the first time it is used.

Boundless’ Response: The Company has revised pages 1 and 103 of the Amended Registration Statement in response to the Staff’s comment.

4.

We note your disclosure that since your inception, you have raised “$252.1 million from leading life science investors, including [y]our 5% or greater stockholders, ARCH Venture Partners, Fidelity Management & Research Company LLC, RA Capital Management, Leaps by Bayer, Nextech Invest, and Vertex Ventures HC, as well as other investors.” Please relocate this disclosure from your prospectus summary to your “Principal Stockholders” section. We note in this regard that the identification of the pre-IPO investors in your prospectus summary may appear to suggest that potential investors in your public offering consider investments made by the pre-IPO investors as a factor in making an investment decision without knowing, among other things, the amount of each pre-IPO investor’s investment in total or on a per share basis, their investment strategies or whether those investors will continue to hold their shares in the future, as some of the pre-IPO investors may not be subject to the reporting requirements of Section 16 of the Exchange Act, and investors in your public offering will not necessarily know when some of the pre-IPO investors decide to sell any of their shares.

Boundless’ Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that referring to the existing investors in the prospectus summary provides useful and meaningful information to prospective investors. In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended Registration Statement to include cautionary language with respect to such investors as well as cross references to further information elsewhere in the prospectus.

Our Pipeline and Platform, page 2

5.	Please revise your pipeline tables on pages 2, 103 and 121 to make the following changes:

•	Remove your BBI-098 program as it appears your disclosure on page 135 indicates you are not currently developing this product candidate or, alternatively, please advise;

•	revise the presentation of your ecDNA diagnostic row so it does not appear to indicate the completion of phase 3 clinical trials; and

October 11, 2023

•	clarify here, and elsewhere as appropriate, whether the ecDNA diagnostic is a medical device that will need to be approved for use by the FDA.

Boundless’ Response: The Company has revised the pipeline table on pages 3, 104 and 122 and revised page 136 of the Amended Registration Statement in response to the Staff’s comment, including to clarify that the Company is currently developing BBI-098 as part of its pipeline.

Our Strategy, page 4

6.	Please revise here to include an equally prominent discussion of the challenges and uncertainties involved in executing your business strategy.

Boundless’ Response: In response to the Staff’s comment, the Company has moved the entire “Our Strategy” section to page 6 of the Amended Registration Statement, so that it appears immediately before the “Summary of Risks Associated with Our Business” section, which includes a summary of various risks that could affect the execution of the Company’s business strategy. The Company respectfully advises the Staff that the “Summary of Risks Associated with Our Business” section prominently highlights to investors that “Our ability to execute our business strategy is subject to numerous risks and uncertainties ….. (emphasis added).”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Estimates and Judgments

Stock-Based Compensation Expense, page 98

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Boundless’ Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range once an estimated offering price range has been determined.

Business

Our Strategy, page 104

8.

Please revise pages 105 and 144 to disclose the significance of the FDA’s determination that your ecDNA diagnostic is a non-significant risk device. Please clarify whether your companion diagnostic will require FDA medical device approval as you appear to suggest on page 27.

Boundless’ Response: The Company has revised the disclosure on pages 28, 106 and 145 of the Amended Registration Statement in response to the Staff’s comment.

October 11, 2023

Our Lead ecDTx: BBI-355 CHK1 Inhibitor, page 122

9.

We note your disclosure that your lead product, BBI-355, is being studied in the Phase 1/2 POTENTIATE clinical trial in patients with oncogene amplified cancers. Please revise your disclosure here and on page 132 to specify the cancer indications being evaluated in this clinical trial.

Boundless’ Response: The Company respectfully advises the Staff that this trial is not limited by the protocol to specific cancer indications, but rather will enroll patients with oncogene amplified cancers, agnostic of tumor type. The Company has revised the disclosure on pages 123 and 134 of the Amended Registration Statement to further clarify this point in response to the Staff’s comment.

BBI-355 Clinical Development Plan, page 132

10.	Please revise to disclose how many patients are currently enrolled in the POTENTIATE clinical trial.

Boundless’ Response: The Company has revised the disclosure on page 133 of the Amended Registration Statement in response to the Staff’s comment.

11.

We note your disclosure on page 133 stating that, depending on clinical trial results, you “would seek to engage with the FDA and other global regulatory bodies to discuss potential registrational paths.” Please revise your disclosure to note that even if “any cohort of the trial demonstrate[s] compelling signs of clinical anti-tumor activity” and “acceptable safety and tolerability” is demonstrated in this trial, the FDA and other similar regulatory agencies may require further clinical trials to be completed prior to having discussions with you about “potential registrational paths” regarding your product candidate.

Boundless’ Response: The Company has revised the disclosure on page 134 in response to the Staff’s comment.

12.

We note your disclosure on page 133 that you have entered into clinical trial collaboration and supply agreements with each of Eli Lily and Taiho Oncology. Please revise your disclosure to describe the material terms of those agreements including, but not limited to, the term and termination provisions as well as any milestone or royalty payment provisions.

Boundless’ Response: The Company respectfully advises the Staff that the Company does not believe these agreements are material to its operations or clinical trials, but for the ability of the Company to obtain no-cost supply of the drugs by Eli Lilly and Taiho Oncology, respectively. There are no milestone, royalty or other payments required under the agreements by the Company or other parties, and the agreements will terminate upon conclusion of the clinical trial. Further, the Company could always elect to purchase the applicable drug supply on the open market. In response to the Staff’s comment, however, the Company has revised the disclosure on page 134 of the Amended Registration Statement to inform investors of the foregoing. The Company believes that the revised disclosure provides the information that would be material to investors in understanding the agreements.

Addressable Patient Populations for BBI-355, page 134

13.	Please revise the graphics on pages 135 and 142 to remove any indications that you are not currently pursuing.

Boundless’ Response: The Company respectfully advises the Staff that the Company is pursuing all indications referenced in the graphics. The Company has revised the disclosure on pages 136 and 143 of the Amended Registration Statement to clarify this point.

October 11, 2023

BBI-825 In Vitro Preclinical Data, page 137

14.

Please revise your graphic on page 138 to provide the p-value or state whether the results of the BBI-825 in vitro tests are statistically significant. Likewise, revise your discussion of your third ecDTx program to indicate whether the preclinical results disclosed in the graphic on page 143 are statistically significant.

Boundless’ Response: The Company has revised the graphics on page 139 and revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

Our Third ecDTx Program, page 142

15.

We note your disclosure on page 143 that you “preclinically validated [a] target both in vitro and in vivo across multiple ecDNA models[.]” Please revise your disclosure to clarify the meaning of the phrase “preclinically validated” in this instance.

Boundless’ Response: The Company has revised the disclosure on page 144 of the Amended Registration Statement to clarify references to “preclinically validated” in response to the Staff’s comment.

Intellectual Property, page 145

16.

Please revise your intellectual property disclosure starting on page 145 to disclose all foreign jurisdictions where you have pending patents for each program and disclose when you expect the patents associated with your Precision Medicine Program to expire.

Boundless’ Response: The Company has revised the intellectual property disclosure starting on page 146 of the Amended Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 190

17.	Please revise footnote 6 on page 192 to identify the natural persons comprising the investment committee established by VVM.

Boundless’ Response: The Company has revised the disclosure on page 193 of the Amended Registration Statement in response to the Staff’s comment.

Description of Capital Stock

Choice of Forum, page 197

18.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise here and your risk factor on page 70 to disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Boundless’ Response: The Company has revised the disclosure on pages 71 and 198 of the Amended Registration Statement in response to the Staff’s comment.

October 11, 2023

General

19.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Boundless’ Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented or expects to present to potential investors in reliance on Rule 163B under the Securities Act of 1933.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Zachary Hornby, Boundless Bio, Inc.

Jami Rubin, Boundless Bio, Inc.

Jessica Oien, Boundless Bio, Inc.

Cheston J. Larson, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP